Universal Display Corporation
375 Phillips Boulevard
Ewing, NJ  08618

April 27, 2011

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attention:              Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance

Re:           Universal Display Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed March 16, 2011
File No. 001-12031

Dear Mr. Vaughn:

Universal Display Corporation (the “Company”) is hereby responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter addressed to Sidney D. Rosenblatt, the Company’s Executive Vice President, Chief Financial Officer, Treasurer and Secretary, dated April 26, 2011, with respect to the Company’s letter to the Staff dated April 21, 2011.  The April 21 letter, in turn, addressed the Staff’s April 7, 2011 letter with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”).

In response to your April 26 letter, set forth below is the Staff’s comment in bold followed by the Company’s response to the Staff’s comment.

General

1.           Please provide the three acknowledgements included at the end of our April 7, 2011 comment letter.  For your reference, we have repeated the acknowledgements below.  Please note that the acknowledgements must be provided by an authorized officer of the Company.

In response to the Staff’s comment, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Sincerely yours,

Universal Display Corporation

By:	/s/ Sidney D. Rosenblatt
Sidney D. Rosenblatt
Executive Vice President, Chief
Financial Officer, Treasurer and Secretary

cc:           Ms. Tara L. Harkins, Division of Corporation Finance
Justin W. Chairman, Esquire